Exhibit 99.3

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”)  for Westport Innovations Inc. (“Westport”, the “Company”, “we”, “us”, “our”) is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended March 31, 2011.  Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The effect of significant differences between Canadian GAAP and U.S. GAAP has been disclosed in Note 24 to our audited consolidated financial statements for the year ended March 31, 2011.  The Company’s reporting currency is the United States dollar. This MD&A is dated June 8, 2011.

Effective April 1, 2010, the Company changed its reporting currency from the Canadian dollar to the United States dollar (“U.S. dollar”). All prior year amounts have been translated into U.S. dollars.

On May 30, 2011, The Board of Directors approved a fiscal year-end change from March 31 to December 31, to align the year ends of all the consolidated operating companies to the calendar year.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.   All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, and timing of when we will adopt or meet certain accounting and regulatory standards.  These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements.  These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com.  Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made.  We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

The forward looking statements contained in this document speak only as of the date of this MD&A.  Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events.

BUSINESS OVERVIEW

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels.  Our technology and products enable light- (2.4- litre), medium- (5.9- to 8.9- litre), heavy-duty (11- to 16- litre) and high horsepower (>16L) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, more plentiful and generally less expensive alternative fuel.

Since our founding in 1995, we have focused on developing technology to enable more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines.  The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gas, in addition to providing an abundant, relatively inexpensive alternative fuel.  Our systems can be used to enable combustion engines to use gaseous fuels, such as natural gas, propane or hydrogen.  Our research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage.

We leverage our proprietary technology by partnering with leading diesel engine and truck original equipment manufacturers ("OEMs") to develop, manufacture and distribute our engines to a diverse group of global truck and bus OEMs.  Our strategic partnerships with OEMs provide access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets.  We commercialize our technology in markets where demand for clean, low emission engines is prevalent, including light-duty, medium- to heavy-duty and heavy-duty as follows:

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Cummins Westport Inc. (“CWI”), our 50:50 joint venture with Cummins, Inc., serves the medium- to heavy-duty engine markets. CWI’s engines are offered globally by more than 60 OEMs of transit and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks, material handling trucks, street sweepers and vehicles for selected industrial applications. The fuel for CWI engines is typically carried on the vehicles as compressed natural gas (“CNG”) or liquefied natural gas (“LNG”). CWI engines are produced at Cummins plants in the United States, China and India, allowing CWI to leverage Cummins’ global manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins’ supply chain, back office systems and distribution and sales networks.

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Westport Heavy Duty (“Westport HD”) serves the heavy-duty engine markets and currently offers a 15-litre LNG engine for the heavy-duty trucking market. Westport HD is our proprietary development platform, engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. The fuel for the Westport HD system is typically carried on the vehicle as LNG to provide greater energy density compared to CNG and to allow the vehicle to travel farther before refueling. At the heart of the Westport HD system is our proprietary high pressure direct injection technology, which provides the environmental and cost benefits of natural gas while delivering comparable benefits of diesel engines: high efficiency over the speed and torque operating range, high torque capability and robust reliability.

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Juniper Engines Inc. ("Juniper"), a wholly owned subsidiary of Westport, designs, produces and sells high-performance alternative fuel engines primarily in the sub-5-litre class initially targeting the global CNG and liquefied petroleum gas ("LPG") industrial and light-duty automotive market with sales and engineering support in North America, Europe and Asia. For industrial applications, Juniper’s engines fully integrate multipoint injection technology with Hyundai Motor Company’s 2.4-litre industrial engine platform. The result is a high-performance, low-emissions solution that offers competitive advantages over incumbent products, including a compact engine package, higher torque and power, and enhanced acceleration and transient response. In the first quarter of fiscal 2011, Juniper commenced production shipments to its OEM launch partner, Clark Material Handling Co. Juniper also delivered field trial engines in an oilfield application in Canada, targeting the non-mobile industrial market that also includes power generation and agriculture. With the recent acquisition of OMVL S.p.A (“OMVL”), Juniper entered the light-duty automotive market. OMVL brings multipoint injection fuel systems, high-volume manufacturing and engineering capabilities that will enable Juniper to grow through new OEM relationships and continued aftermarket sales.

We have entered into agreements to capitalize on the growth of alternative fuel engines in other geographic markets. In July 2010, we formally invested and received a 35% interest in Weichai Westport Inc. (“WWI”), an agreement with Westport, Weichai Power Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd., to focus on the Chinese market. WWI intends to research, develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines (and relevant parts and kits) for use in automotive, heavy duty trucking, power generation and shipping applications. WWI utilizes Westport’s natural gas technology expertise and the distribution network of engine manufacturing leaders seeking to deliver best-in-class solutions in a rapidly developing market. In July 2008, we commenced operations of BTIC Westport (“BWI”), a joint venture between Westport and Beijing Tianhai Industry, to focus on tanks to support the Westport HD business.  BWI combines our core competencies in LNG fuel systems with BTIC’s global cryogenic tank manufacturing capabilities.  The 50:50 joint venture fills a need within the natural gas vehicle industry for more cost-effective, custom-engineered tanks for LNG.

On July 2, 2010, we acquired 100% of the outstanding shares of OMVL and OMVL’s 51% share of Juniper for consideration of $25.7 million.  We paid $17.1 million on closing, and we expect to pay approximately $10.8 million on the third anniversary of the closing date.   As a result of the transaction, Juniper, previously a joint venture between wholly owned subsidiaries of Westport and SIT Group of Italy, is now wholly owned by Westport.  We commenced consolidating 100% of the assets, liabilities, revenues and expenses of Juniper and OMVL effective July 2, 2010.

On July 8, 2010, Westport and Volvo Powertrain (“VPT”), a subsidiary of Volvo AB, signed a new agreement defining Westport’s responsibility to develop a range of biogas and natural gas-fuelled engine products for Volvo. Westport will also work directly with the Volvo AB brands to help identify market development opportunities for natural gas vehicles and assist in the infrastructure build-out of biogas and natural gas where needed. Westport originally entered into an agreement with Volvo in November 2009 describing Westport as a Tier 1 Development Supplier for its heavy-duty natural gas engines and associated supply chain. This new agreement is an evolved and expanded relationship, in which the Company performs engine research and development contract services and is paid by VPT as milestones under the agreement are achieved. The Company completed the first milestone in September 2010 and a second milestone during the current quarter and recorded related revenue of $3.1 million during the three months ended March 31, 2011 and $7.1 million for the year ended March 31, 2011.

On March 10, 2011, the Company entered into an agreement with Volvo Truck Corporation (“VTC”), a subsidiary of Volvo AB, to perform LNG tank module research and development contract services.  The Company completed the first milestone in this agreement and recognized $1.0 million during the three months ended March 31, 2011.

SELECTED ANNUAL FINANCIAL INFORMATION

Selected Statements of Operations Data
	Fiscal years ended March 31
	2011	2010	2009
(expressed in thousands of United States dollars, except for per share amounts, shares outstanding and units shipped)

Units shipped	3,656	3,921	4,038
Total revenue	148,062	121,653	109,211
Gross margin	57,080	38,674	27,874
GM %	39%	32%	26%

Net loss attributed to the Company	(42,283)	(34,689)	(20,410)
Net loss per share - basic and diluted (1)	(1.00)	(1.02)	(0.67)

Weighted average shares outstanding	42,305,889	34,133,247	30,268,947

Cash and short-term investments	180,303	104,205	65,503
Total assets	273,386	153,690	107,432
Long-term financial liabilities (2)	10,012	12,735	9,001
Cash used in operations before changes in non-cash
working capital (3)	(24,470)	(22,994)	(22,392)

CWI income for the year after taxes	15,998	14,330	7,478
CWI income attibutable to the Company	7,999	7,165	3,739

(1) Fully diluted loss per share is the same as basic loss per share as the effect of conversion of stock options, warrants and performance share units would be anti-dilutive.
(2) Excluding current portions of warranty liability and other long-term liabilities
(3) see non-GAAP measures

OVERVIEW OF FISCAL 2011 RESULTS

Operating Results
For the year ended March 31, 2011, our consolidated revenues increased $26.4 million, or 21.7%, to $148.1 million from $121.7 million for the year ended March 31, 2010.  The increase relates to Juniper revenue of $23.7 million as the Company began consolidating Juniper and OMVL from July 2, 2010, VPT service fee revenue of $8.1 million and an increase in CWI parts revenue of $2.7 million.  These increases were partially offset by a $3.2 million decrease in CWI product revenue and a decrease in Westport HD revenue of $4.9 million.

Our consolidated net loss for the year ended March 31, 2011 was $42.3 million, or $1.00 per share, compared to $34.7 million, or $1.02 per share, for the year ended March 31, 2010.  The $7.6 million increase in net loss was primarily due to a net loss in Juniper of $5.2 million, and an increase in the Westport HD net loss of $4.1 million, which was partially offset by an increase in CWI net income of $1.7 million.

Capital Management
In November 2010, we issued 6,957,500 common shares at a price of $17.50 per share for gross proceeds of $121.8 million.  The net proceeds of $115.7 million (net of share issuance costs of $6.1 million) will be used to further our business objectives of developing technology and relationships in new and adjacent market opportunities with OEM’s focused on light-duty industrial and automotive, heavy-duty and high horsepower applications.

Cash, cash equivalents and Investments
As of March 31, 2011, our cash, cash equivalents and short-term investments balance was $180.3 million compared to $104.2 million at March 31, 2010.  For the year ended March 31, 2011, cash used in operations was $24.0 million with $24.5 million used for operating purposes and a $0.5 million surplus for working capital.  We also paid cash of $13.0 million (net of cash acquired) for our acquisitions of OMVL and the remaining 51% of Juniper, invested $4.3 million in WWI, purchased $3.6 million of property and equipment and advanced loans, net of repayment, of $2.8 million.  We issued shares through a public share offering resulting in cash inflow of $115.7 million (net of share issuance costs).  The exercise of warrants originally issued to Industrial Technologies Canada and JF Mackie resulted in a $9.5 million cash inflow and the exercise of stock options resulted in an additional $3.3 million in cash.  We also repaid our demand installment loan of $3.2 million and CWI paid a dividend to our joint venture partner of $6.0 million.  We were impacted by foreign exchange on Canadian dollar and Euro denominated cash, cash equivalents and short-term investments and unrealized foreign exchange impacts on certain foreign currency denominated balances resulting in a $4.5 million impact on our cash, cash equivalents and short-term investment balance.

Critical Accounting Policies and Estimates
Our consolidated financial statements are prepared in accordance with Canadian GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements.  The Company’s accounting policies are described in Note 2 of the annual consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations.  These policies, which require the use of estimates and assumptions in determining their reported amounts, include our accounting of CWI and BWI as a variable interest entities, equipment, furniture and leasehold improvements, intangible assets, goodwill, revenue recognition, inventories, stock based compensation and warranty liability.  The application of these and other accounting policies are described in Note 2 of our fiscal 2011 annual consolidated financial statements. Actual amounts may vary significantly from estimates used.

Variable Interest Entity Accounting
A variable interest entity (“VIE”) is any type of legal structure not controlled by voting equity, but rather by contractual and/or other financial arrangements.  Interests in VIEs are consolidated by the company that is the primary beneficiary.  We have identified CWI and BWI as VIEs and determined that we are the primary beneficiary in both cases.  Accordingly, we consolidate CWI and BWI, reflecting 100% of their assets, liabilities, revenues and expenses in our consolidated financial statements and present the 50% interest held by our joint venture partners, Cummins and BTIC, as “Net income attributed to joint venture partners.”

Warranty Liability
Estimated warranty costs are recognized at the time we sell our products and included in cost of revenue.  We use historical failure rates and costs to repair product defects during the warranty period, together with information on known products to estimate the warranty liability.  The ultimate amount payable and the timing will depend on actual failure rates and the actual cost to repair.  We review our warranty provision quarterly and record adjustments to our assumptions based on the latest information available at that time. Since a number of our products are new in the market, historical data may not necessarily reflect actual costs to be incurred, and this exposes the Company to potentially significant fluctuations in liabilities. New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  We generally record warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. Adjustments to the warranty provision are recorded in cost of revenue. During the year, we decreased our warranty provision to reflect new claims experience information received on CWI products.  These changes in estimates are discussed further in the “Gross Margin” section under “Results from Operations.”

Revenue Recognition
Our primary source of revenue is from the sale of CWI spark ignited engines, kits, LNG systems and parts and Juniper CNG and LPG fuel systems for OEMs in the light-duty automotive and industrial markets.  Product revenue is recognized when the products are shipped, title passes to the customers and collection is reasonably assured.  Product revenue also includes kit sales, fees earned from performing test services, research and development activities for third parties, and revenues earned from licensing our technologies to third parties.  Revenue from testing and research and development activities is recognized as the services are performed.   Amounts received in advance of revenue recognition are recorded as deferred revenue.  Parts revenue is recognized when the parts are sold.

The Company also earns service revenue from its research and development arrangements with VPT and VTC under which the Company provides contract services relating to developing natural gas engines or biogas engines for use in Volvo products.  Service revenue is recognized using the milestone method upon completion of project milestones as defined and agreed to by the Company and VPT and VTC.  The Company recognizes consideration earned from the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved.  The Company has deemed all milestone payments within the contracts to be substantive. The payment associated with each milestone relates solely to past performance and is deemed reasonable upon consideration of deliverables and the payment terms within the contract. Certain milestones under the contracts have yet to be defined.

Inventories
Inventories consist of fuel systems, component parts, work-in-progress and finished goods associated with our Westport HD and Juniper systems.  We carry inventory at the lower of weighted average cost and net realizable value.  In establishing whether or not a provision is required for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete.  We perform regular reviews to assess the impact of changes in technology, sales trends and other changes on the carrying value of inventory.  When we determine that such changes have occurred and would have a negative impact on the carrying value of inventory on hand, adequate provisions are recorded.  Unforeseen changes in these factors could result in the recognition of additional inventory provisions.

Equipment, Furniture, and Leasehold Improvements and Intangible Assets
Canadian GAAP requires that we consider whether or not there has been an impairment in our long-lived assets, such as equipment, furniture and leasehold improvements and intangible assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.  If such assets are not recoverable, we are required to write down the assets to fair value.  When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

Stock-based Compensation
We account for stock-based compensation related to stock options, performance share units and restricted share units granted to employees and directors using the fair value method. The resulting compensation expense for stock options is calculated using the Black-Scholes valuation method net of estimated forfeitures and is recognized in results from operations over the period in which the related employee services are rendered.  We account for performance shares by calculating the fair value using a Monte-Carlo simulation and restricted share units by calculating the fair value based on the market price of the Company’s common shares on the date of grant. The compensation expense is recorded in the period it is earned, which generally is the period over which the units vest.

Goodwill
We do not amortize goodwill but instead test it annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. This impairment test is performed annually at January 31.

We use a two-step test to identify the potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

We determine fair value using widely accepted valuation techniques, including discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as our future expectations.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Effective January 1, 2011, Canadian GAAP, as used by publicly accountable enterprises, has been replaced with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have determined that adopting U.S. GAAP at this time rather than IFRS would be more relevant to our investor base, less disruptive and less costly as we currently prepare a U.S. GAAP reconciliation in the notes to our consolidated financial statements and our systems are set-up to capture U.S. GAAP information. Management expects to transition to U.S. GAAP for our fiscal year starting April 1, 2011, as permitted by Canadian securities regulatory authorities.  We will continue to monitor developments in IFRS standards, and our intent will be to transition to IFRS if and when adopted in the United States.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS - CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis such that appropriate decisions can be made regarding public disclosures.  As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”). The CEO and CFO have concluded that as of March 31, 2011, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein and accumulated and reported to management to allow timely discussions regarding required disclosure.

We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  No changes were made in our internal control over financial reporting during the year ended March 31, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada and the requirements of the Securities and Exchange Commission in the United States, as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, has evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, in relation to criteria described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management has determined that internal control over financial reporting was effective as of March 31, 2011.  KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of March 31, 2011.

FINANCIAL OVERVIEW

RESULTS FROM OPERATIONS
Year Ended March 31, 2011 Compared to Year Ended March 31, 2010

Product Revenue by Geographic Region
(as a percentage of revenue)

	Fiscal years ended March 31
	2011	2010
Americas	60%	67%
Asia	15%	14%
Rest of the world	25%	19%

Product revenue for the year ended March 31, 2011 increased $15.7 million, or 16.6%, to $110.5 million from $94.8 million in the prior fiscal year. CWI product revenue decreased from $87.8 million to $84.6 million as a result of lower shipments of engines, 3,629 units in fiscal year 2011 compared to 3,807 units in fiscal year 2010, and the mix of engines sold.  CWI also recorded kit revenue of $2.6 million and natural gas engine margin of $0.7 million in fiscal year 2011 compared to $4.5 million and $4.1 million, respectively, in fiscal year 2010, as we completed deliveries to a customer in India.  Westport HD product revenue for the year ended March 31, 2011 decreased to $2.2 million with 27 systems delivered compared to $7.0 million with 114 systems delivered in the prior fiscal year. There have been announced purchase orders for over 483 HD trucks featuring Westport’s HD technology.  The delivery time for these orders depends on customer fleet turnover requirements and truck OEM resources. Included in Westport HD product revenue for fiscal year 2011 was other HD revenue of $0.8 million, which was generated from contract services and the sale of used demo trucks during fiscal year 2011 compared to nil in fiscal year 2010.  Juniper contributed $23.7 million in revenue for the year ended March 31, 2011. The Company commenced consolidating Juniper effective July 2, 2010.

Parts revenue for the year ended March 31, 2011 was $29.5 million compared to $26.9 million in the prior fiscal year, an increase of $2.6 million, or 9.7%.  CWI parts revenue for the year ended March 31, 2011 was $26.7 million compared with $24.0 million in the prior fiscal year due to an increase in parts sold and an expanded parts list. The number of engines in the field, their age and their reliability all impact upon parts revenue each period.  Westport HD parts revenue for the year ended March 31, 2011 was $2.7 million compared with $2.9 million in the prior fiscal year due to a decrease in shipments of cryogenic tanks from BWI to domestic customers in China of $0.8 million compared with $1.9 million in the prior fiscal year.  This decrease was partially offset by an increase of $0.9 million in service and after market parts shipped compared with the prior fiscal year due to a higher number of units in service.  Juniper contributed $0.1 million in parts revenue for the fiscal year.

Service revenue for the year ended March 31, 2011 was $8.1 million. The Company signed Engine Development Agreements (“the Agreement(s)”) with VPT on July 8, 2010 and VTC on March 10, 2011. The Agreements require VPT and VTC to pay the Company a fixed amount over a three year period for performing engine and tank module development services. The Company achieved two milestones under the VPT Agreement in September 2010 and March 2011 for the completion of certain proof of concept work and achieved the first milestone under the VTC agreement in March 2011.  As a result, we recorded revenue on the achievement of these milestones.  All costs associated with VPT and VTC development are recorded as research and development expenses in the period incurred in the consolidated statement of operations.

Gross margin increased $18.4 million to $57.1 million, or 38.6% of total revenue, for the year ended March 31, 2011 compared to $38.7 million, or 31.8% of total revenue, in the prior fiscal year.  CWI product gross margin and product gross margin percentage for the year ended March 31, 2011 were $33.7 million and 39.9%, respectively, compared to $29.8 million and 33.9%, respectively, for the prior fiscal year.  This increase in gross margin percentage was due primarily to a reduction in warranty accrual of $3.7 million and campaign accrual of $0.2 million compared to the prior fiscal year due to improved product reliability.  CWI parts gross margin percentage also increased from 37.4% in the fiscal year 2010 to 39.6% in the fiscal year 2011 primarily due to a reduction in selling and warehousing expenses.

Westport HD gross margin (including product parts and service) and gross margin percentage for the year ended March 31, 2011 was $7.5 million and 57.1%, respectively, compared to a negative $0.1 million and 0.9%, respectively, in the prior fiscal year.  Westport HD product margin for the year ended March 31, 2011 was negative $1.0 million as a result of campaign expense of $1.2 million as well as certain materials variances on engine shipments.  This compares to a negative Westport HD product gross margin of $1.3 million in fiscal year 2010.  The Company recorded gross margin of $8.1 million on service revenue associated with the Agreements with VPT and VTC as a result of achieving milestones during the year since the costs related to the Agreements were recorded as research and development expenses. Westport HD also recorded parts margin of $0.4 million compared with $1.2 million in the prior fiscal year primarily as a result of fewer tank shipments by BWI and lower after market parts sales.  Juniper recorded gross margin and gross margin percentage of $5.3 million and 23.0%, respectively for the year ended March 31, 2011. Juniper’s gross margin may fluctuate based on the type, nature and mix of components or kits sold during the period.

Research and development expenses, net of program funding, for the year ended March 31, 2011 increased $8.5 million to $34.7 million compared with $26.2 million for the prior fiscal year. CWI’s net research and development expenses increased $2.3 million from $7.7 million to $10.0 million during the year ended March 31, 2011.  The increase in CWI research and development expense related primarily to the timing of materials spending on product development.  Westport HD research and development expenses increased $2.5 million to $21.0 million during the year ended March 31, 2011, primarily as a result of higher material costs associated with product development, higher salary related expense due to an increase in headcount and a reduction in government funding. These increases were offset by lower costs associated with certification efforts on Westport’s 2010 certification program that was achieved in July 2010.  Juniper research and development expenses were $3.7 million for fiscal year 2011 and related to efforts to expand product offerings to light-duty automotive OEMs.

Research and Development Expenses
(expressed in thousands of U.S. dollars)
	Fiscal years ended March 31
	2011	2010
Research and development expenses	$36,338	$27,546
Program funding	(1,675)	(1,333)
Research and development, net	$34,663	$26,213

General and administrative expenses for the year ended March 31, 2011, increased $4.4 million to $16.2 million compared with $11.8 million in the prior fiscal year primarily due to an increase in Westport HD administrative costs of $2.1 million offset by a decrease in stock-based compensation of $0.3 million. CWI general and administrative expenses increased $0.2 million in the current fiscal year primarily due to a one time salary benefit payment.  The remaining increase related to Juniper general and administrative expenses of $2.4 million.

Sales and marketing expenses for the year ended March 31, 2011, increased $5.0 million to $21.7 million compared to $16.7 million in the prior fiscal year.  CWI sales and marketing expenses remained flat at $7.7 million for the current and prior fiscal years.  Westport HD related expenses in fiscal year 2011 increased by $3.6 million to $12.6 million primarily due to increases in stock-based compensation of $0.6 million and increases in OEM related market development, support and travel expenditures of $3.0 million.  Juniper sales and marketing expenses were $1.4 million during the fiscal year and related to OEM and market development initiatives.

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our non-CWI net U.S. dollar denominated monetary assets and liabilities that are mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on its non-OMVL euro denominated monetary assets and liabilities including the euro denominated long-term liability payable to the Sellers of OMVL.  For the year ended March 31, 2011, we recognized a net foreign exchange loss of $3.9 million with the significant increase in the Canadian dollar relative to the U.S. dollar.  A significant portion of this loss is unrealized.  This compares to a net foreign exchange loss of $0.4 million in the prior fiscal year.

Depreciation and amortization for the years ended March 31, 2011 and 2010 was $3.6 million and $2.0 million, respectively.  The increase in depreciation and amortization of $1.6 million was primarily due to the depreciation of property and equipment and intangible assets acquired in the purchase of OMVL.

Income from investment accounted for by the equity method for the years ended March 31, 2011 and 2010 was $0.8 million and a loss of $1.0 million respectively.  The amounts recorded in the current fiscal year relates to our 35% interest in WWI and our previous 49% interest in Juniper, which was accounted for on an equity basis prior to July 2, 2010. For the year ended March 31, 2011, we recorded income from WWI of $1.0 million that was partially offset by losses of $0.2 million from our interest in Juniper in the first quarter of fiscal year 2011.

Interest on long-term debt and amortization of discount expense for year ended March 31, 2011 was $3.3 million compared with $2.5 million for the year ended March 31, 2010.  Fiscal year 2011 included interest and accretion of the discount on the CDN $15.0 million debenture units issued on July 3, 2008 and bearing interest at 9% per annum, and the Company also recorded $0.3 million of accretion expense relating to the long-term payable to the Sellers of OMVL.

Interest on long-term debt and amortization of discount of $2.5 million for the year ended March 31, 2010 related to interest and accretion on the subordinated debenture notes and interest on our demand installment loan.

Gain on sale of long-term investments in fiscal year 2010 related to the sale of Clean Energy shares and the sale of our remaining interest in Wild River Resources Ltd. (“Wild River”). The Company sold 184,311 shares of Clean Energy in fiscal 2010 resulting in a gain on sale of $2.7 million. As at March 31, 2011 and 2010, the Company no longer owned any shares in Clean Energy.  We also sold our interest in Wild River for net proceeds of $0.1 million resulting in a gain of $0.1 million in fiscal 2010.

Income tax expense for the year ended March 31, 2011 was $9.6 million, which compares to an expense of $8.4 million for the year ended March 31, 2010.  Current income tax expense representing cash taxes payable was $8.9 million in fiscal year 2011 compared with $9.7 million in fiscal year 2010, and we recorded a future income tax expense of $0.8 million, which compares to a recovery of $1.2 million in the prior fiscal year.  Future income tax recoveries and expenses arise on the recognition of temporary differences between the carrying amounts and the tax bases of our assets and liabilities.  CWI represents the majority of the tax provision in both fiscal year 2011 and 2010 as the provision relating to CWI was $9.2 million and $8.2 million, respectively.  CWI has an effective tax rate of approximately 36% representing federal and state tax liabilities.  Also, included in fiscal year 2011 is tax expense for OMVL of $0.1 million.  Westport HD entities are primarily in a loss position or have losses carried forward that offset taxable income.  During fiscal years 2011 and 2010, we paid withholding tax on dividends of $0.3 million and $0.1 million, respectively.  During fiscal year 2010, there was also future income tax expense related to the sale of our Clean Energy shares of $0.1 million as a result of reversing a future tax credit arising on available for sale investments.

Year Ended March 31, 2010 Compared to Year Ended March 31, 2009

Product Revenue by Geographic Region
(as a percentage of revenue)

	Fiscal years ended March 31
	2010	2009
Americas	67%	84%
Asia	14%	4%
Rest of the world	19%	12%

Product revenue for the year ended March 31, 2010, was $94.8 million, up $2.3 million, or 2.5%, from $92.5 million in the prior fiscal year.  CWI product revenue increased $5.3 million, or 6.4%, in fiscal year 2010 to $87.8 million compared to $82.5 million in fiscal year 2009. CWI product shipments decreased from 3,907 units in fiscal 2009 to 3,807 units in fiscal year 2010. The primary driver for the increase in CWI product revenue was sales mix as a greater proportion of ISL G units were shipped relative to the prior fiscal year, and this product generally sold for a higher price than B Gas and C Gas units.  Kit revenues, which are included in product revenue, decreased by $0.8 million, or 15.1%, in fiscal year 2010 to $4.5 million from $5.3 million in fiscal year 2009 because of timing of shipments relating to customers in India.  This was offset by an increase in CWI engine margin primarily on shipments of B Gas engines by a manufacturer located in India, which increased by approximately $3.3 million compared with fiscal year 2009.  For the year ended March 31, 2010, Westport HD product revenues decreased by $3.0 million, or 30.0%, to $7.0 million, with 114 HD units shipped in the fiscal year 2010, from $10.0 million and 131 units shipped in fiscal year 2009.  The revenue decline was due to a reduction in the average selling price, a change in sales mix from an upfit model to a sale of fuel systems directly to the OEM, as well as lower sales volumes.

Parts revenue increased in fiscal year 2010 by $10.2 million, or 61.1%, to $26.9 million from $16.7 million in fiscal year 2009.  CWI parts revenue increased from $16.7 million in fiscal year 2009 to $24.0 million in fiscal year 2010.  The increase is due to higher sales volumes.  Westport HD parts revenue increased from $0.1 million in fiscal year 2009 to $2.9 million in fiscal year 2010 primarily from sales of spark ignited tanks generated by BWI of $1.9 million and also sold $1.0 million in service and after market parts as a result of a higher population of HD units.

Gross margin for the years ended March 31, 2010 and 2009 were $38.7 million and $27.9 million, respectively and gross margin percentages were 31.8% and 25.5%, respectively. CWI gross margin and gross margin percentage was $38.8 million and 34.7% in fiscal year 2010 compared to $26.1 million and 26.3% in fiscal year 2009.  The increase in gross margin percentage was primarily the result of the favourable adjustment to warranty reserves in fiscal year 2010 of $2.0 million compared to an unfavourable adjustment of $4.5 million in the previous fiscal year. The warranty reserve in fiscal year 2009 increased to reflect ISL G claims experience during that year.  The accrual rate on new ISL G engine shipments was also increased in response to fiscal year 2009 claims experience.  During fiscal year 2010, the Company realized more favourable claims experience, which resulted in a positive warranty reserve adjustment and a reduction in the accrual rate on new engine sales.  The remaining difference related primarily to changes in business mix and a higher parts margin in fiscal year 2010 relative to fiscal year 2009.  Westport HD gross margin was slightly below breakeven level in fiscal year 2010 compared with $1.8 million in fiscal year 2009 and gross margin percentage was -0.9% for fiscal year 2010 compared with 18.0% in the fiscal year 2009.  The decrease in gross margin percentage was driven by changes in the inventory obsolescence provision and campaign charges of $1.7 million and $0.2 million, respectively.  We adjusted the inventory provision in fiscal year 2010 as a result of a lower proposed selling price on Westport HD systems in fiscal year 2011, which was not sufficient to recover costs on older key components.  We also wrote down and scrapped certain components associated with our previous upfit model.

Research and development expenses, net of program funding, remained flat at $26.2 million in fiscal years 2010 and 2009.  CWI research and development expense increased $0.4 million due to an increase in material spending on new product development.  Westport HD research and development expenses decreased by $0.4 million in the year ended March 31, 2010. The reduction was primarily attributed to shifts in program costs including a reduction in OEM integration costs and implementation of cost reduction initiatives, partially offset by lower government funding and higher stock based compensation charges.  Research and development costs fluctuate with funding levels and stage of development programs.

Research and Development Expenses
(expressed in thousands of U.S. dollars)
	Fiscal years ended March 31
	2010	2009

Research and development expenses	$27,546	$28,024
Program funding	(1,333)	(1,856)
Research and development, net	$26,213	$26,168

General and administrative expenses for the year ended March 31, 2010 increased $4.3 million to $11.8 million from $7.5 million in fiscal year 2009.  CWI general and administrative expenses decreased in fiscal year 2010 by $0.2 million due to a one-time payment of compensation related expenses in the prior fiscal year.  Westport HD general and administrative expenses increased by $4.5 million primarily from an increase in stock-based compensation of $1.9 million as a result of one-time grants and accelerated vesting of certain performance share unit awards. In addition, the Company incurred professional fees of $0.8 million relating to strategic development activities and an increase of $1.8 million relating to larger allocations of information technology development, rent and office support costs to research and development expenses in the previous year and public company related expenses.

Sales and marketing expenses for the year ended March 31, 2010 increased $2.1 million to $16.7 million from $14.6 million in the prior fiscal year.  CWI sales and marketing expenses increased from $6.4 million in fiscal year 2009 to $7.7 million in fiscal year 2010 while Westport HD sales and marketing expenses increased from $8.2 million in fiscal year 2009 to $9.0 million in fiscal year 2010.  The increase in CWI sales and marketing expense was primarily due to a $1.4 million increase in policy expense associated with customer support on out of warranty engines.  Westport HD sales and marketing expense increased by $0.8 million primarily due to a higher stock-based compensation and an increase in product support costs.

Foreign exchange gains and losses reflected net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our non-CWI net U.S. dollar denominated monetary assets and liabilities that are mainly comprised of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. For the year ended March 31, 2010, we recognized a net foreign exchange loss of $0.4 million with the increase in the Canadian dollar relative to the U.S. dollar.  This compares to foreign exchange losses $0.7 million in fiscal year 2009.

Depreciation and amortization for the years ended March 31, 2010 and 2009 were $2.0 million and $1.7 million, respectively. The increase in depreciation and amortization of $0.3 million related primarily to depreciation of research equipment and leasehold improvements owned for a full year.

Income/(loss) from investment accounted for by the equity method for the year ended March 31, 2010 and 2009 were losses of $1.0 million and $0.9 million, respectively, relating to our investment in Juniper.

Interest on long-term debt and amortization of discount for the year ended March 31, 2010 of $2.5 million related to interest and accretion on the subordinated debenture notes and interest on our demand installment loan. In fiscal year 2009, there was $1.6 million in interest and amortization of discount related mainly to the subordinated debenture notes.  As the notes were issued on July 3, 2008, expense was recorded for only a portion of that fiscal year.  Interest on the debentures was recorded at 9% per annum.

Gain on sale of long-term investments in fiscal year 2010 related to the sale of Clean Energy shares and the sale of our remaining interest in Wild River Resources Ltd. (“Wild River”). The Company sold 184,311 shares of Clean Energy in fiscal year 2010 resulting in a gain on sale of $2.7 million. As at March 31, 2010, the Company no longer owned any shares in Clean Energy.  We also sold our interest in Wild River for net proceeds of $0.1 million resulting in a gain of $0.1 million in fiscal year 2010. In fiscal year 2009, we recorded realized gains of $13.9 million related to the sale of Clean Energy shares

Income tax expense for the year ended March 31, 2010 was $8.4 million, and for the year ended March 31, 2009, we had income tax expense of $6.1 million. Current income tax expense, representing cash taxes payable in the year, was $9.7 million and $2.7 million for fiscal years 2010 and 2009, respectively. Future income tax recovery in fiscal year 2010 was $1.2 million while in fiscal year 2009 a future income tax expense of $3.4 million was recorded.  CWI represented the majority of the tax provision in both fiscal year 2010 and 2009 as the provision relating to CWI was $8.2 million and $3.9 million, respectively.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at March 31, 2011, our cash, cash equivalents and short-term investment position was $180.3 million, an increase of $76.1 million from $104.2 million at March 31, 2010.  Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired.  Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper.  We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

For year ended March 31, 2011, our cash used in operations was $24.0 million.  Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $24.5 million.  Changes in non-cash working capital resulted in a surplus of $0.5 million.  The $0.5 million change in working capital was impacted by cash outflows from the settlement of accounts payable and accrued liabilities of $2.8 million and inflows from the collection of accounts receivable of $5.5 million. Inventory increased $1.9 million, prepaid expenses increased $0.5 million and warranty liability decreased $2.9 million. This was offset by increases in deferred revenue of $3.1 million.  Cash used in investing activities included cash paid to acquire Juniper and OMVL of $13.0 million (net of cash acquired), our investment in WWI of $4.3 million and the purchase of fixed assets of $3.6 million and loan advances, net of repayment, of $2.8 million offset by net proceeds from the sale of short-term investments of $3.4 million. Cash provided by financing activities included $115.7 million, net of share issuance costs, raised in a public share offering and $12.7 million in shares issued for warrant and stock option exercises offset by repayment of our demand instalment loan of $3.2 million.  CWI also paid $6.0 million in dividends to each parent company with Cummins share reflected as a reduction of the joint venture partner’s share of net assets of joint venture.

Foreign exchange resulted in an adjustment to cash and cash equivalents of $3.1 million as a large portion of our cash balances are maintained in Canadian dollars and Euros, and we also are exposed to unrealized foreign exchange gains and losses on our foreign currency denominated assets and liabilities, which result in an adjustment when reconciling from net loss to cash and cash equivalents.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI profits and borrowings under our credit facility to fund our committed milestones and obligations for our current programs.   We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

During the first quarter of fiscal 2011, we terminated our existing credit facility and entered into a new credit facility for maximum borrowings of $20.0 million Canadian dollars governed by a margin requirement limiting such borrowings to a calculated amount based on cash and investments held at the creditor.  Borrowings may be drawn in the form of direct borrowings, letters of credit, foreign exchange forward contracts and overdraft loans.  Outstanding amounts on direct borrowings and overdraft loans drawn under this credit facility bear interest at the prime rate.  Letters of credit drawn under this credit facility bear interest at 1% per annum.  The Company issued a letter of credit for $10.8 million on July 2, 2010.

During the third quarter of fiscal 2011, we issued 6,957,500 common shares at a price of $17.50 per share, for gross proceeds of $121.8 million.  The net proceeds of $115.7 million (net of share issuance costs of $6.1 million) will be used for developing technology and relationships in new and adjacent market opportunities in light-duty industrial and automotive applications, heavy-duty industrial and automotive applications, high horsepower applications, and for general corporate purposes.

Westport’s capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements.  We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans.  Significant new orders, expanded engine programs, acquisitions or investments could require additional funding.  If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities.  Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements.  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.  Readers are encouraged to read the “Forward Looking Statements and Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Risks and Uncertainties” section of this MD&A and of our Annual Information Form.

SHARES OUTSTANDING

For the years ended March 31, 2011, 2010 and 2009, the weighted average number of shares used in calculating the loss per share was 42,305,889, 34,133,247, and 30,268,947, respectively.  During the year ended March 31, 2011, we granted nil stock options and 424,149 share units relating to our long-term incentive programs.  As part of the debenture units issued on July 3, 2008, we issued 771,428 warrants with a strike price of CDN $18.73 and 46,118 broker warrants with a strike price of CDN $16.10.  During fiscal year 2010, 24,100 warrants and 43,507 broker warrants were exercised for proceeds of CDN $0.5 million and CDN $0.7 million, respectively. We also issued 790,614 warrants with a strike price of CDN $10.65 to the Government of Canada, as required under our funding agreement.  The warrants issued to the Government of Canada were exercised on April 14, 2010 for net proceeds of CDN $8.4 million.  On July 3, 2010, all unexercised warrants and broker warrants expired.  The shares, share options and performance share units outstanding and exercisable as at the following dates are shown below:

	March 31 , 2011		June 8, 2011
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
				$
Shares outstanding	46,972,304		47,132,345
Share Options
- Outstanding	562,014	8.46	478,823	8.52
- Exercisable	455,206	7.75	372,015	7.67

Share Units
- Outstanding	1,377,237	N/A	1,500,522	N/A
- Exercisable	541,534	N/A	457,895	N/A

(weighted average exercise prices are presented in Canadian dollars)

SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF FOURTH QUARTER 2011

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding and foreign exchange impacts.  Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, stock-based compensation awards, recognition of tax benefits and other similar events.

The following table provides summary unaudited financial data for our last eight quarters:

Selected Quarterly Operations Data (unaudited)
Three months ended	30-Jun-09	30-Sep-09	31-Dec-09	31-Mar-10	30-Jun-10	30-Sep-10	31-Dec-10	31-Mar-11
Units shipped	622	1,053	1,202	1,044	730	1,115	1,036	775

(expressed in thousands of United States dollars except for per share amounts)
Product revenue	$16,801	$21,942	$28,557	$27,503	$18,870	$34,189	$30,976	$26,440
Parts revenue	$4,980	$7,099	$7,814	$6,957	$6,621	$6,663	$8,553	$7,622
Engineering Service Revenue	$-	$-	$-	$-	$-	$4,052	$-	$4,076
Total revenue	$21,781	$29,041	$36,371	$34,460	$25,491	$44,904	$39,529	$38,138

Cost of sales	$16,206	$21,710	$22,080	$22,983	$16,738	$27,082	$26,663	$20,499
Gross margin	$5,575	$7,331	$14,291	$11,477	$8,753	$17,822	$12,866	$17,639
Gorss margin percentage	26%	25%	39%	33%	34%	40%	33%	46%

Net loss for the period attributable to the Company	$(7,871)	$(8,193)	$(6,891)	$(11,734)	$(8,086)	$(6,251)	$(13,530)	$(14,416)

Loss per share:
Basic	$(0.25)	$(0.25)	$(0.20)	$(0.32)	$(0.21)	$(0.16)	$(0.31)	$(0.31)
Diluted	$(0.25)	$(0.25)	$(0.20)	$(0.32)	$(0.21)	$(0.16)	$(0.31)	$(0.31)

Company's 100% share of CWI net income	$1,172	$1,922	$5,570	$5,666	$3,034	$5,280	$3,160	$4,524

CWI net income attributable to the Company	$586	$961	$2,785	$2,833	$1,517	$2,640	$1,580	$2,262

(1) Fully diluted loss per share is not materially different as the effect of stock options, warrants and performance share units would be anti-dilutive.

Three months ended March 31, 2011 and 2010

Our consolidated revenue for the three months ended March 31, 2011 was $38.1 million, an increase of $3.6 million, or 10.4%, from $34.5 million in the same period in fiscal year 2010.  The increase relates primarily to Juniper revenue of $7.4 million as the Company began consolidating Juniper and OMVL from July 2, 2010.  CWI product revenue was down $6.3 million as unit sales decreased from 998 units to 773 units primarily as the result of decreased volume of ISL G engine sales.  CWI parts revenue increased by $0.5 million quarter over quarter due to an increase in units in service and price increases on certain parts.  Westport HD revenues for the quarter ended March 31, 2011 increased by $2.0 million due to $4.1 million in VPT service revenue recorded in the current quarter and an increase in parts revenue of $0.1 million offset with a decrease in product revenue of $2.2 million due to 2 HD systems being shipped in the fourth quarter of fiscal 2011 compared with 46 in the comparative quarter.

Our consolidated net loss for the three months ended March 31, 2011 was $14.4 million, or a loss of $0.31 per diluted share, compared to a net loss of $11.7 million, or a loss of $0.32 per diluted share, for the three months ended March 31, 2010.  The $2.7 million increase in net loss relates primarily to:

•	A decrease in our 50% share of CWI net income of $0.6 million due to lower revenue and increased research and development expenses incurred relating primarily to product development,
•
An increase in Westport HD operating costs of $2.1 million, unfavorable foreign exchange loss of $1.5 million and a reduction in interest income of $0.3 million, offset by VPT service revenue of $4.1 million recorded in Westport HD, and;

•	Juniper net loss of $2.3 million driven by efforts to expand product offerings to light duty automotive OEM’s.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying	Contractual
	amount	cash flows	< 1 year	1 - 3 years	3-5 years	> 5 years

Accounts payable and accrued liabilities	$24,765	$24,765	$24,765	$-	$-	$-
Short term debt	208	208	208	-	-	-
Subordinated debenture notes	14,948	15,818	15,818	-	-	-
Other long-term debt	10,144	11,002	133	10,869	-	-
Operating lease commitments	-	3,957	1,563	2,150	244	-
Royalty payments	1,392	26,815	1,392	2,785	22,638	-

	$51,457	$82,565	$43,879	$15,804	$22,882	$-

Contractual Commitments
Capital lease obligations related primarily to office equipment and machinery, have initial terms of three to five years and have interest rates ranging from 2.13% to 6.17%.  Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment.

Short-term debt
The short-term debt is related to OMVL’s loan with Centrobanca - L46, which has expiration date of May 2011 at an interest rate of 1.012%

Subordinated Debenture Notes
Subordinated debenture notes bear interest at 9% per annum and mature on July 3, 2011. Interest is payable semi-annually and the principal repayment amount is repayable on maturity. The Company has the option to redeem at 110% of the principal amount after 18 months from the date of issuance.

Royalty Payments

Royalty payments include annual royalties payable to ITO as outlined in “Government Funding” below as well as a technology access royalty fee payable from CWI to Cummins, which is equal to 2.75% of engine revenue, to a cumulative maximum of $10.4 million. As of March 31, 2011, $9.8 million has been paid and $0.6 million remains outstanding.

Contingent off-balance sheet arrangements

Government Funding

We are continually exploring strategic opportunities to work with governments to provide them with alternative fuel solutions.  As a result of our government partnerships, we recognized $1.7 million in government funding in fiscal year 2011 compared with $1.3 million in fiscal year 2010 and $1.8 million in fiscal 2009. Under certain repayment terms, we are obligated to repay royalties as follows:

AGREEMENT	DESCRIPTION	ROYALTIES	TERM
INDUSTRIAL TECHNOLOGIES OFFICE (FORMERLY TECHNOLOGY PARTNERSHIPS CANADA)	Fund 30% of the eligible costs of, among other research projects, the adaptation of Westport’s technology to diesel engines, up to $18.9 million CDN.	Annual royalties equal to the greater of $1,350,000 CDN or 0.33% of annual gross revenues from all sources, provided that gross revenues exceed $13.5 million CDN.	Fiscal 2010 to fiscal 2015, inclusive; royalty period may be extended until the earlier of March 31, 2018 or until cumulative royalties total $28.2 million CDN.
DEPARTMENT OF NATURAL RESOURCES CANADA	Funded $1.0 million CDN for demonstration of a low emissions natural gas power generator in Grande Prairie, Alberta.	1% of revenues from future sales of natural gas engines for power generators.	Earlier of 10 years from project completion date (August 30, 2004), or when cumulative royalties total $1.0 million CDN.

As at March 31, 2011, royalties of $1.4 million (CDN $1.4 million) relating to ITO were paid and an additional $1.4 million (CDN $1.4 million) was accrued during the year.

Business Risks and Uncertainties
An investment in our business involves risk and readers should carefully consider the risks described in our Annual Information Form and other filings on www.sedar.com and www.sec.gov.  Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our Annual Information Form, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects.  While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our Annual Information Form may not be the only ones we face.  Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects.  A full discussion of the risks impacting our business is contained in the Annual Information Form for the year ended March 31, 2011 under the heading “Risks” and is available on SEDAR at www.sedar.com.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash flows from operations before changes in non-cash working capital

(expressed in thousands of U.S. dollars)

	2011	2010	2009

Cash flow from operations
Net loss for the year	$(34,498)	$(27,618)	$(16,501)
Items not involving cash:
Depreciation and amortization	3,596	1,957	1,749
Stock-based compensation expense	4,923	4,530	1,974
Future income tax expense (recovery)	761	(1,222)	3,385
Change in deferred lease inducements	(58)	(95)	(241)
Gain on disposition of long-term investments	-	(2,827)	(13,859)
(Income) loss from investment accounted for by the equity method	(842)	983	910
Accretion of long-term debt	1,992	1,298	363
Other	(344)	-	(172)
Cash flows from operations before changes in non-cash operating working capital	$(24,470)	$(22,994)	$(22,392)

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